Filed by Wells Fargo & Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Wachovia Corporation
(Commission File No. 001-10000)

The following is a transcript of an investor presentation given by Wells Fargo & Company on December 10, 2008.

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C O R P O R A T E    P A R T I C I P A N T S

John Stumpf
Wells Fargo Company - President and CEO

Howard Atkins
Wells Fargo Company - CFO

Bob Strickland
Wells Fargo Company - Director of Investor Relations

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Richard Ramsden
Goldman Sachs - Analyst

P R E S E N T A T I O N

Richard Ramsden - Goldman Sachs - Analyst

Okay, we're going to go straight into our next presentation, which is Wells Fargo. It has been a year since John Stumpf has taken over as CEO of Wells Fargo. In that year, global financials have recognized about $850 billion of losses. The Bank Index is down 50% and we have had the single largest government intervention in US history. It clearly has been a very tough year to be a CEO.

Now against that backdrop, Wells Fargo is the only major bank stock that we cover that is actually up year-to-date. And to top it all off, Wells Fargo has redefined its franchise with the recent acquisition of Wachovia. Now I think we are all hoping that not all years are going to be as exciting as this one and to tell us about the next stage for Wells Fargo, it is a pleasure to introduce John.

John Stumpf - Wells Fargo Company - President and CEO

Good morning and thank you for that nice introduction. Thanks, everybody, for showing up this morning and showing interest in our Company. In this presentation this morning, I'm going to discuss certain expectations about the future including statements about the amount and timing of cost savings; added earnings and other benefits and the merger between Wells Fargo and Wachovia Corporation; the amount and timing of expected loss recognition integration costs in connection with the merger; and the combined Company's plans, objectives, expectations, and intentions about the future. A number of factors may be beyond our control could cause actual results to differ materially from management's current expectations. We describe some of these factors in our most recent Form 10-K and 10-Q filed with the SEC.

Let me move on. Our vision has not changed for over 20 years and will not change as a result of this merger. We want to satisfy all of our customers' financial needs, help them succeed financially, be the premier provider of financial services in every one of our markets, and be known as one of America's great companies. Our unchanging vision, values, and time-tested business model will guide us into the future and are now more than ever a competitive advantage as our industry evolves.

By following this vision, Wells Fargo has a relationship focus across all of our consumer -- our customer segments; consumer, small business, and commercial. We have multiple opportunities to cross sell into each of these segments, a competitive advantage we believe we can leverage with Wachovia.

By staying true to our vision, Wells Fargo has had a decade of consistent profitable growth as measured by our pretax pre-provision earnings. As you can see here, pretax pre-provision earnings has grown at a 15% compound annual growth rate for the past 10 years. We believe pretax pre-provision earnings provides a good defense against higher credit costs and reflects the continued profitable growth in our franchise.

The business growth has resulted in above-average growth in ROE year-to-date and over the past one, two, three, and five years and has resulted in strong shareholder returns, over double that of the S&P 500 for the past five- and 10-year periods.

I personally have been spending most of my time lately meeting with the people of Wachovia and I like this deal better now than I did when we announced it. These are great team members with great customers in great geographies. Through our pending merger with Wachovia, we will be creating the premier coast-to-coast financial services company. Wachovia's number one industry position in service combined with Wells Fargo's number one ranking in sales and cross sell is an unbeatable team.

This merger provides wonderful distribution and convenience; it's all about serving our customers better and providing more value to them. Combined, we will have over 6600 retail banking stores, number one in the industry, over 12,200 ATMs, and we'll serve 23 million retail households in the most attractive and fastest growing markets in the US.

Wells Fargo and Wachovia are really mirror images of each other. The two companies are roughly equal in size in terms of retail customer base and the number of banking stores and ATMs. One company dominates the Western half of the United States and the other dominates the South and Southeastern part of the country. Clearly a very compelling combination to create a unique national footprint.

At Wells Fargo, we've always believed that in order to serve our customers we need to have high-quality stores in great locations with a focus on distribution density to generate the greatest returns from our store investment. One of the reasons Wachovia has always been so compelling to us is that they share much of the philosophy that we have had in our Company by building a regional franchise that's very much in keeping with what we do. Therefore, although we feel that we can enhance the overall performance of the Wachovia franchise, we believe that very little additional investment will be necessary to bring the physical infrastructure to conformity with Wells Fargo standards.

As you can see, we will have a leading market share across the US. Of the 11 fastest-growing states in the country, we will have the number one rank in terms of core deposit market share in all but two of those states. In one of those states where we are number two, which is California, we are number two only by a very small margin and in fact we have more stores in that state by 10% than the number one competitor.

Importantly we also have a leading presence in the highest growth areas of our country. We have been and expect to be a growth company and this market position will be important as a growth driver for our combined organization. Using very conservative assumptions, we expect the deal to be 20% plus accretive in the third year and higher years after that. On a cash basis, we are estimating accretion approximately at 30% in year three. And while all acquisitions have risk, we believe we have taken actions to limit the downside risk of this transaction largely through our derisking of the balance sheet, which leaves room for upside potential.

We have provided an illustration of the income potential from this transaction by looking at projections of Wells Fargo and Wachovia's stand-alone performance along with the income benefit of cost saves net of merger expenses. We used consensus-based estimates for Wells and for our own projections for Wachovia including the effect of certain actions we expect to take such as runoff of nonstrategic or noneconomic deposits and loans, the cost of derisking the balance sheet. We are not assuming any revenue synergies for Wachovia. That's all upside for us.

While this is not intended to be an earnings guidance, the components we believe help one to understand the various contributors to our expected performance over the next three years. Again, while we do not include any revenue synergies in our model, we do believe that there will be many opportunities to increase revenue in this merger. At the time of the Norwest/Wells merger, which was 10 years ago, our cross sell was only three. We've increased that on the consumer side to 5.73 products for the consumer and 6.3 for our wholesale customers. We believe we have similar opportunities with this merger by increasing

Wachovia's consumer and wholesale cross sell, increasing the sales capacity in Wachovia's retail banking stores, and by leveraging Wachovia's outstanding service in Wells Fargo's banking stores.

We know there are multiple opportunities by looking at the two franchises on a stand-alone basis. On roughly the same household size base, Wells Fargo has significantly higher year-to-date mortgage originations, $30 billion more in non-interest-bearing deposits; approximately twice the number of online active account base; three times the credit card penetration; and much larger insurance revenue base. These are just some examples. I can go through many more.

As we have always done, we will take the time to do this integration right with our primary focus on doing what is right for our customer and to build relationships that last a lifetime. This will not be driven by calendar but rather what's right for customers and team members. We expect about $5 billion pretax of annual expense save starting in year three. We believe this $5 billion is very conservative.

We also -- there also can be even more in the way of expense saves that we've modeled as we consolidate and resize certain businesses and take advantage of the purchasing power of the combined company to negotiate better pricing on goods and services for example.

We have mentioned that we would be exiting some businesses and deemphasizing others. We are interested in businesses that help consumers and businesses -- help them succeed financially and we are not interested in businesses that are just there for proprietary trading or other investment activities money and money if you will. Also as we've always said, we do not like the option ARM product and while Golden West did it better than anyone else, we will let that legacy portfolio run off.

As we stated in our November presentation and we look at the entire Wachovia portfolio, we expect $60 billion in total credit losses with about two-thirds taken at close. Now of course these numbers might change when we close the transaction at the year as we continue to refine the numbers.

As you know, Wells Fargo did not and will not originate option ARMs. However, we do think that Wachovia's portfolio presents the best of the option ARM portfolios out there. We believe they have been conservative -- we have been conservative in our view of lifetime losses. We expect 29% life of loan losses on this portfolio for a total of $36 billion. While this portfolio is in a runoff mode, we also plan to use our mortgage company's expertise in servicing and loss mitigation to maximize the value of this portfolio during this runoff period.

Wachovia has built a relatively high-quality home equity portfolio with the vast majority of the $63 billion retail originated portfolio with no significant geographic concentration. Importantly, 44% of this portfolio is in a first lien position and 54% has a combined loan-to-value ratio of under 80% and only 10% of the portfolio has had a CLTV of over 90%. We have estimated a 5.6% life of loan loss on this portfolio or $3.5 billion.

In terms of other consumer portfolios, Wachovia has $23 billion in indirect auto, $28 billion in mortgage and $11 billion in student loans. All portfolios we are reasonably comfortable with regarding credit. On the commercial side, we have estimated a substantial mark on the commercial real estate portfolio at nearly 18%. We arrived at this figure by applying our conservative approach to credit and being particularly conservative to portfolios that did not exhibit the relationship and underwriting characteristics that we feel should define such exposure.

Last month we raised $12.6 billion in common stock. It was the largest non-IPO raised in US history. The enthusiastic response we received to this offering in a very difficult market I should add demonstrates broad investor confidence in Wells Fargo's long-term growth potential and our time-tested vision and diversified business model. With this equity raise, strong internal capital generation and derisking of the balance sheet, our year three tier one leverage and tier one capital levels will exceed our targeted minimums.

Integration is well under way as we work towards our expected year-end close. During my business with Wachovia team members, customers, and community leaders, one of the things that has impressed me most about our two companies is not what makes us different but what make us much the same at what we have in common. We both put the customer at the center of everything we do.

Just as an example, we announced this deal within the last 60 days. I have spent probably half of my time in Wachovia land meeting with thousands of team members. I've given over 25 speeches in places like Charlotte, Winston-Salem, Boston, New York City, Summit, New Jersey, Philadelphia, Washington, DC, Richmond, Virginia, Columbia, South Carolina, Birmingham, Alabama, Jacksonville, Florida, Miami, Houston, Dallas, Phoenix, LA, and Oakland. And I've met with people and I can tell you the Wachovia team mates are thrilled about joining Wells Fargo as we are about joining with them. And together we are going to create one of the great companies and great banking franchises in the country.

The success of this organization is based on team. It's what's in the hearts and minds of our combined company, our team members, and I couldn't be more excited about that.

Our confidence is enhanced by the fact that we have successfully completed over 280 acquisitions in the past 20 years and I've been involved in almost half of those personally. The biggest of them, the Norwest and Wells merger, which was 10 years ago, was widely viewed by the marketplace as a model of a successful integration. Wachovia also has deep expertise in experience in integration. They've done over 100 and these shared skills are yet another common theme between our organizations.

About a month ago I announced my direct reports, the first major step in taking full advantage of the complementary strengths, economies of skill and scale, and leadership talent of the combined companies. Other business heads have also begun to announce their management structure going forward, including Dave Hoyt for wholesale, Mark Oman for home and consumer finance, and Kevin McCabe for audit.

In merging with Wachovia, we are creating the premier coast-to-coast financial services company, the best in service and the best in sales and hands down the best distribution in the industry. These are indeed challenging times. No one would argue that, but we believe we have the integration expertise, the capital strength, the credit and financial discipline, and customer focus to continue our successful long-term track record. Our entire organization is focused on making this transaction a success for our shareholders and we look forward to sharing more of this with you in coming quarters.

Thank you for your interest in Wells Fargo. As you know, our policy is not to provide any near-term quarterly updates or guidance but we'd be happy to answer any other questions that you might have.

Q U E S T I O N S    A N D    A N S W E R S

Richard Ramsden - Goldman Sachs - Analyst

If I do get to -- I guess the question we are asked the most is where are we in this credit cycle? I guess the facts are that the credit cycle so far has lasted for about a year and a half. We've seen about $850 billion of losses. If we look at previous regional banking crises such as California in the early 1990s, or Texas in the mid-'80s, they all point to the same thing, which is that credit cycles usually last for about three years and the loss rates can get as high as 8% of loans, which would be about $1.8 trillion of losses.

To what extent do you think those previous regional banking crises are relevant as a road map of where we are in the current cycle?

John Stumpf - Wells Fargo Company - President and CEO

In fact I did read -- I think it was Goldman that did the work. And I read them in the plane coming out yesterday and I think it's actually a fairly good analysis. I don't know if this one -- this rodeo is like the last rodeos we've had. This one feels different in some respects because it's national as opposed to regional, but I suppose the regional analysis is as good as any. You probably see that. Our initial hit on the Wachovia portfolio is just about a little over 8%. When I read that last night, I was kind of interested, although we think there actually is more there because we have actually talked about that, that we will take some over the next succeeding two or three year period.

But we are not at the end. People always want to predict and I am not in the prediction business, but my suspicion is there is some more to go here. But we are starting to see a couple of early signs that maybe we've reached bottom in housing or close to it. I'll give you an example. We service one in eight mortgages in America, and that's not our risk. The asset is owned by our investor. But -- and we don't have much in the way of mortgages on our books for our own account.

But while we do service and we do take a home back especially in California specifically, we are now starting to see multiple bids on those properties especially discount them by 3% or 4% or 5% under the -- and we have record low interest rates and might even be going lower. Who knows? So that's helpful.

And all of the -- if you are going to bet against a recovery, you are betting against every finance minister in the country -- in the world. You are betting against all the stimulus that we put into this. I think the big issue now is jobs and I think there is a lot of concern and activity and discussion in Washington about that. So I think that's the next -- it will turn more on that than anything else because there's not much more soap left in the dish to get rates down. We've got them -- I see where treasury went out the other day at nothing. People are concerned about return of principle, not return on principle.

But we are seeing -- I wouldn't say one housing market and one deal, one sparrow makes a summer here. But it's -- we are closer to the end today than we were yesterday.

Richard Ramsden - Goldman Sachs - Analyst

Good answer. I guess specifically if we think about the Wachovia transaction, I guess since you've announced that deal, it's clear that things in the economy have obviously gotten worse. Against that, I think you did make very conservative assumptions both in terms of marks you took on Wachovia's book, but also in terms of pre-provision earnings. I guess you've got a couple of months of data since you announced the transactions. Which parts of the transaction or which parts of the book do you feel better about now I guess with the benefit of that data?

John Stumpf - Wells Fargo Company - President and CEO

I would answer it this way. You know, we went into this deal. We just love this transaction. We love it and there's been discussions on paper for many years about these two organizations because of the complementary strengths and so forth. Clearly economy has gotten more difficult the last 60 days, but we provided lots of room in our numbers for -- we didn't think things were going to get better 60 days ago. We thought things were still getting worse and they can get considerably worse from here and we will still -- I will still like this transaction. This is the best deal I've ever seen and especially of size.

Where I've been more impressed than I thought I would be -- as I spend time with people, I mean I've been with real people, with thousands of our people and the fight in the dog is not gone. They want to compete. These are terrific people. The markets you can't recreate their distribution. They are the corner of Main and Main, almost every place you want to be in.

And then some of the complementary skills, we happen to be pretty good at credit card and they are just growing up in that because they had sold off their portfolio. Their Wachovia securities, some of their wealth management, things that we could learn from. We like their insurance distribution and we have scale there. Our mortgage company can deal with the pick and pay I think a lot better because I think we are the best mortgage company in the country. Not the largest today, but we think --.

So those are things that we do more FHA lending than anyone else and so there's just lots of things and we've -- people have stayed. Customers have stayed. I mean, this is -- I just can't tell you how much I like this deal in spite of the fact things are getting worse. But we expected that.

Richard Ramsden - Goldman Sachs - Analyst

Can you spend a couple of minutes on capital, in particular TARP capital? I guess the questions that we are giving the most frequently is that capital fully fungible with existing capital? Are you concerned about I guess political interference for want of a better expression in terms of how you redeployed that capital? And are you viewing this as cheap capital or is your intention to try and pay it back as quickly as you can?

John Stumpf - Wells Fargo Company - President and CEO

Well, let me answer the pay it back as quickly as you can and then I'll turn to the guy who knows more about not only capital --but he can name all the capitals of all the states. Okay, not that kind of capital. That's what I brought Howard along for. He said I have them all memorized.

As far as the five-year deal, since the $25 billion that we got has a 5% preferred, has a 5% coupon or rate on it, and you can't pay it back before year three unless you raise capital equal. But then from year three to year five, I don't see why there's an incentive to pay it back, because it's 5% or less. Capital is really cheap those days, but then on the first day of year six, it goes to 9%, but you already have your embedded cost of the warrants day one. So unless you -- there's no incentive to pay it between year three and year five.

But again, that all depends on rates and needs and so for the time. But those are things for the future. Capital is here right now. We're going to deploy it. We've been lending money. We're going to do the things that it was intended to do, not stupid. We've never done that, but it allows -- provides more strength. I think it was good for the system and we are part of the system. We benefit from being part of the system and that's why we participated in it. Howard, maybe (multiple speakers)

Howard Atkins - Wells Fargo Company - CFO

I think the main distinction between us and most other big banks around the country is that for the last year and a half we really never stopped lending. So we really have been growing our Company for the last year and a half at a time when everybody else has been shrinking. Assets were up 15% in the last year. And so we are conceiving of a TARP capital merely as fungible part of the capital base of the Company and it will allow us to continue to do what we've been doing for the last year and a half. We are open for business. We are doing consumer loans. We are doing commercial loans. They are good customers and good spreads. In fact better spreads today than a year and a half, and that's what we will continue to do.

John Stumpf - Wells Fargo Company - President and CEO

In fact, we shrunk the balance sheet from -- if you look at 2005 and 2007, we actually shrunk the sheet and then we grew a lot from 2007 until now because we are getting spreads that we've never seen before. We are getting paid for not only risk, we are getting paid for liquidity and for capital.

Howard Atkins - Wells Fargo Company - CFO

And again, those opportunities are still out there, so we expect to fully continue to do the same kind of thing.

Richard Ramsden - Goldman Sachs - Analyst

Can I ask, how important is tangible common equity to you as a ratio? Is that a ratio that you've managed? (multiple speakers)

Howard Atkins - Wells Fargo Company - CFO

We look at that like we look at all the other ratios. You know, for those of you who follow us, we typically have focused more on leverage and tier one capital as being the primary ratios that we manage to. And we've said sort of 6% is a minimum on leverage and 8%-ish is sort of the target on tier one capital.

We can talk a lot about tangible. It has its merits. It also has its problems as a metric. You know, you take two companies that have the same tangible common in terms of dollars, but one has all of its assets in overnight Fed funds and the other has all of its assets in commercial real estate, they have the same tangible common ratio but two very different risk profiles. So you've got to be a little careful how you look at that particular metric.

And again, we can talk pluses and minuses. So that is not one that we particularly focus on more heavily than the other two that I mentioned.

John Stumpf - Wells Fargo Company - President and CEO

But I should also mention that we've also as you look at our TCE when it's all done, we will have marked this balance sheet -- to Howard's point, derisk it big time and there's no one who comparers that had that opportunity to take big, huge marks and as part of the ongoing organization.

Richard Ramsden - Goldman Sachs - Analyst

Are there any questions from the audience?

Unidentified Audience Member

The question I have is in the event a large broker dealer were to become available and given that Bank of America and J.P. Morgan have all acquired one, what are your views on possibly acquiring a large broker dealer?

John Stumpf - Wells Fargo Company - President and CEO

Let me answer that in a couple different ways and thank you for the question. We have Wachovia Securities, which is now going to be the number I think two combined as far as a retail broker dealer, if you will. And that's a combination of the old Prudential and A.G. Edwards and then whatever Wachovia had before that. So this is already -- and there's some 14,400 brokers in the independent offices all over the country. So that is a fairly significant distribution right there.

If you are talking -- and I actually historically have not had that much interest in that business when we were more of a regional company. Now we are a national company. There aren't many of those around anymore as monolines. They all tend to be with companies with large balance sheets and I think as we look to build out our brand and build out our distribution, that's an important adjunct or part of the Company.

If you are talking about something large that may be more in the commercial space or investment banking type, we have historically not had interest in that and I don't think we will in the future. It is not compatible with our organizational structure and in our operating model and vision and values. Not that it's bad business. It's just not consistent with where we are going.

Unidentified Audience Member

(Inaudible question - microphone inaccessible)

John Stumpf - Wells Fargo Company - President and CEO

Yes, okay, thank you. I hope I didn't give anybody the impression that I think -- in fact I think I said I think things are getting worse. They are not getting better. All I am saying is that -- where we are headquartered in California and we don't have a concentration in California of loans more than we have deposits. But in California, which is big, it's important to us, we are seeing in that marketplace multiple bids on foreclosed properties and they are actually at prices now below replacement costs. And we are starting to -- and if you look at the last three or four months, there has been increased home sales in all those three or four months.

So more stuff is selling and when I go talk to our loss mitigation team and I come as an old workout person, that's my background for part of my career. I was like hanging around where the linoleum is because that's where those guys operate and I say what's happening? And they say, we are getting more bids today. It feels different than it felt six months ago when you had a hard time getting somebody to look at a house.

So again, I said one sparrow a summer does not make, but that's better news than I heard four or five months ago. It suggests that we might be getting closer to the bottom. Now with respect to -- so we are seeing more sales and more bids. But I still think things are going to get worse.

The other question, if we are talking about delinquency, there are two parts to losses. There is frequency and there is severity and the reason I said jobs are so important, we all know what happens to severity. Severity levels are at all-time highs. You take a home-equity portfolio, you take a car portfolio, you take a card portfolio, when something goes bad, we know what the percentage of loss will be on the balance. It's called severity.

And up until recently, the frequency was driven by many of the typical things you would think of in the frequency side, divorce, death, job loss, those kinds of things. And the divorce rates haven't changed much. The death rates haven't changed much. So those are pretty stable. The unemployment -- if the job thing changes, you are going to have increase in frequency. We know what happens to the severity, and that's what I'm worried about. So that's why I think jobs is the name of the game.

Unidentified Audience Member

(Inaudible question - microphone inaccessible)

John Stumpf - Wells Fargo Company - President and CEO

Well I think -- I'm not going to give any guidance, but you can assume that if unemployment is going up, and not all unemployment translates to job loss because sometimes there's benefits for a while. Unemployment benefits and other benefits that make it feel like a job, but there's not a job. So you've got to take all of that into account. Thank you.

Unidentified Audience Member

Two quick questions. The first one is regarding the (Inaudible question - microphone inaccessible)

John Stumpf - Wells Fargo Company - President and CEO

The CRE book? Commercial real estate?

Unidentified Audience Member

(Inaudible question - microphone inaccessible)

John Stumpf - Wells Fargo Company - President and CEO

All right, let me take the first question first. It's about our margin and of course we're not going to give guidance, but the margin that we enjoy today is really a factor of three things. It's a factor of -- and we get most advantage on the liability side of the balance sheet. And without giving you any guidance, there is a flight to quality today on the deposit side.

People -- if you go broke and they have a loan that you -- and the lender can't find you, you are not going to have too many sleepless nights. You put your money someplace and they go broke, you have more sleepless nights and there is a flight to quality. You are seeing that and Wells Fargo is a beneficiary of that.

We also have distribution density and it's something few think about, but it's critically important. If the right number of stores in a marketplace is 100 and you have 50, you don't get half the business you should get. You get one-third of the business you should get. If you have 100, you don't get 100% of the business. You get 150% of the business you should. That's how important density is and that's what's so magical about our franchise and the Wachovia franchise, and that matters in times like this.

And as the flattening yield curve, I remember not too long ago we had an inverted curve and there still is some steepness to it, but more importantly today because so many of our competitors are inwardly focused, other business gone, the kids are off the street in certain businesses, we are able to go out and originate mortgage loans at spreads we've not seen in some time. There's lots of opportunities to do great business relationship kind of business. So the asset side, so we have a liability of the strength there, the asset side, there's not many people playing and of course our leverage is another third important factor in our margins. So those three things have allowed us to have that kind of margin.

Let's move on to commercial real estate for a second. When we mark these portfolios, I felt this way at the time we did the deal and I feel that way today. The only surprises I want to see come out of this portfolio are good ones. I don't want bad surprises. So some people have looked at the mark we took on the pick and pay as eye-popping and these are eye-popping numbers even on the commercial real estate of Wachovia. And we just don't want -- we want again -- when I get a surprise I want it to be good that we overdid something.

The two portfolios are really not comparable, their commercial real estate and ours, are not comparable. Ours tend to be more relationship-related. They are not as large. Customers have been doing this for a long, long time. So -- and that is a lifetime loss and our portfolios are reserved as a factor of emergence period over a period of years, so they are really not comparable numbers and we don't break it out per se anyhow. Thank you.

Howard Atkins - Wells Fargo Company - CFO

If I could have one more thing on the margin, again for those of you who follow us, you know we've said in the past that the margin in our case is really an outcome of what we do as opposed to an objective of managing the Company. And by that I mean if we can earn more topline revenue and more net interest income through prudent growth even if it means a slightly smaller margin, we will take that.

A good example of that in the current environment coming back to your question on the yield curve could be, you know, if long-term rates come down a lot, that's going to stimulate mortgage production. We will go through a period of time where perhaps the warehouse is growing. The margin will shrink but we will have more assets on the balance sheet and typically that will mean more income. We will take that trade-off. We like that trade-off.

Unidentified Audience Member

Just wondering, you touched on this briefly, how important are deposits to capitalization in this environment? And what are some of the tools that you are using to attract them aside from just your retail strength?

John Stumpf - Wells Fargo Company - President and CEO

Well, I think deposits -- I walk to work. I get there at 5.30. I read the paper until 5.45. At 5.45 I look at the deposit report from the day before. That's the first thing I do that is meaningful at the office. And I am in love with deposits and demand deposits, oh man, I really get excited about those. I just can't tell you how much I like demand deposits.

And just as an example, we have the same number of stores as Wachovia. I don't know that -- the same number of retail households, both of them 11.6 million. Both have 3400 banking stores. We have about $90 billion -- $89 billion or $90 billion or $91 billion of demand deposits. They have $58 billion of demand deposits. I'm just in love with them and I think focus. It takes -- we have 17,542 retail bankers in our stores. We have 5000, 6000 business and commercial bankers.

And the reason I like deposits so much is if you ask somebody where they bank and they have their credit card with brand X and their mortgage there or whatever and they have their checking account with Wells Fargo, they will say they bank at Wells Fargo. It is the concentrator account. It's where they think they bank and good things happen when you have their deposits. So it's a focus of ours. Clearly we have a distribution for that. And frankly if you do the right thing for customers, if you are strong and safe and sound, those are all big draws. So it's a combination of a lot of things. It's part of our culture.

Unidentified Audience Member

In the days before the Wachovia merger was announced, billions of dollars were running out of Wachovia and I was wondering if there is evidence that that's stopped?

John Stumpf - Wells Fargo Company - President and CEO

Yes, how much can I answer of that, Robert?

Bob Strickland - Wells Fargo Company - Director of Investor Relations

I think they've indicated that yes, there's been stability in the deposit.

John Stumpf - Wells Fargo Company - President and CEO

We have stability, according to Bob.

John Stumpf - Wells Fargo Company - President and CEO

Let me just say this, all kidding aside. First of all, the Wachovia team has done a great job. It's not been lost on the Wachovia customer, deposit customer, that Wells Fargo is now within a few weeks of getting this deal closed. I think that's been huge --been very helpful in this transaction.

Unidentified Audience Member

Recently we met with BB&T and BB&T is quite looking forward to your acquisition of Wachovia and their premise is that they are a more service-oriented corporation, whereas Wells is a more sales-oriented corporation and they think service is going to beat sales. Can you respond?

John Stumpf - Wells Fargo Company - President and CEO

I don't it's one of the other. You know, when the old Norwest and Wells merged, they talked those days about high touch is merging with high-tech and now it's this deal about great sales is merging with great service. I think what those monikers cheat each company. Even in the old days when one was a high touch and one was high-tech, Wells -- old Norwest was more tech than people gave it credit for and Wells was more touch than what just the tech was. I think in the case of Wells and Wachovia, I don't think we could have the kind of success we've had over time without having an appreciation about service.

And I think the same thing is true in the Wachovia side. They are not just all about service. They also know about selling, about helping customers succeed. BB&T is a good competitor. I know those folks, have a lot of admiration for them. But we just didn't fall off a turnip truck here. We will compete and they will be a good competitor and I think I like our chances a lot.

Unidentified Audience Member

Great, just one other question if I may. I guess before the turmoil really started there was talk that Wells Fargo was able to get house accounts from other institutions because of the lack of credit available out in the marketplace. Now that we have this complete dislocation and disruption, can you talk -- is that getting better for Wells Fargo? Is it the same?

John Stumpf - Wells Fargo Company - President and CEO

We actually have people calling us up for lunch. These are the best times. These are tough times in the economy, but for a safe, sound, well capitalized and I believe well-run organization like we are, the opportunities to grow good relationships if unabated, these are great times to go out and win new relationships in across the customer playing field. It remains great.

Unidentified Audience Member

We've talked a lot about the new businesses and new markets, but California has been remade over the past couple of weeks especially with Chase and U.S. Bancorp in addition to you and BofA. Is that a better thing for your deposits or does it raise the risk of the Ohio syndrome spreading to California?

John Stumpf - Wells Fargo Company - President and CEO

Yes, good question. Question is about especially in California we've had new competitors come in and like US Bank, Downey and PHP or something like that in Southern California, and of course Chase with WaMu. I look forward to that. I think that's good for the market. It's good to have good, stable competitors in a market over a long period of time.

You know, if I think of who got traded out, today there's no WaMu. There is no Indy Mac. There is no Countrywide. There is no Downey. Who was paying the crazy rates? All those organizations, because it was the cheapest way of -- it made no sense for us to do that, to compete, but for them they needed funding. So I think that's helpful to us, not hurtful.

The other thing is you've got to forget about -- I don't know that is an Ohio syndrome. California is a growth state and I think we've competed for example in Arizona with -- there are basically three banks who have 80% of the market. It's J.P. Morgan Chase, Wells, and BofA and we compete very nicely there. Those are -- I'd rather have good competitors.

Unidentified Audience Member

If I could just ask a follow-up about the dividend, you are one of the few banks this year that have delivered earnings that actually justified keeping the dividend. At the same time we're in an environment where capital is clearly king. You've done -- taken several actions to rebuild capital following the Wachovia deal. Is lowering the dividend a strategy you would consider to rebuild capital more quickly?

John Stumpf - Wells Fargo Company - President and CEO

We think dividends are an important part of overall return to our shareholders. We've never -- we never played the dividend game. We overpaid to somehow juice our stock and so forth and importantly as you suggest, we've been earning our dividend, if you will. So you know, it's up to the Board, a Board decision, but that's how we feel about dividends.

Unidentified Audience Member

(multiple speakers) Following on the question about deposits, I believe Richard's published a number with respect to how much in the way of deposits Goldman, Morgan Stanley, GE -- help me out -- CIT, a few others something like $400 billion of declared desire for incremental deposits out there from non-bank competitors. To what extent do you take that into account in planning and going after deposits? And how successful do you think they are going to be?

John Stumpf - Wells Fargo Company - President and CEO

You know, I have learned about deposits that you have to have distribution to get deposits. Why haven't the net banks and these kind of people been successful in this and that? Because even though people in fact today, our online customers who prefer online only have more deposits and do more business with us than our phone bank, our stores, and our ATMs combined. But even for those customers, they want to be able to drive down the street and say oh, that's my bank. That's where my deposit is even though it might not be there.

So yes, nobody wants deposits today. But to go get them and not all our deposits fit in one location in San Francisco or whatever. We have -- combined we are going to have almost 7,000 stores. Distribution matters.

Unidentified Audience Member

Understood, but aren't they going to ruin pricing anyway?

John Stumpf - Wells Fargo Company - President and CEO

I'm -- you know, others have tried it and maybe they are smarter than the rest, but I can't predict what they're going to do and all I know is when we sell five, six, seven, eight products to our customers, because somebody comes out and says I want something of yours, we have eight products, it doesn't go that far. Thank you.

Richard Ramsden - Goldman Sachs - Analyst

All right, thank you very much. Thank you.

***

FORWARD-LOOKING STATEMENTS

     This conference call transcript contains forward-looking statements about Wells Fargo and Wachovia and the proposed transaction between the companies. There are several factors – many beyond Wells Fargo’s control – that could cause actual results to differ significantly from expectations described in the forward-looking statements. Among these factors are the receipt of necessary regulatory approvals and the approval of Wachovia shareholders. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them to reflect changes that occur after that date.

     For a discussion of factors that may cause actual results to differ from expectations, refer to each company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, and Annual Report on Form 10-K for the year ended December 31, 2007, including information incorporated into each company’s 10-K from their respective 2007 annual reports, filed with the Securities and Exchange Commission (SEC) and available on the SEC’s website at www.sec.gov.

More Information About The Merger And Where To Find It

     The proposed merger will be submitted to Wachovia shareholders for their consideration. Wells Fargo filed with the SEC a registration statement on Form S-4 on November 21, 2008 (Registration No. 333-154789) that includes a proxy statement of Wachovia that also constitutes a prospectus of Wells Fargo. Wachovia mailed the proxy statement-prospectus to its shareholders on or about November 21, 2008. Wachovia shareholders and other investors are urged to read the proxy statement-prospectus because it describes the proposed merger and contains other important information. You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, on the SEC’s website at www.sec.gov. You may also obtain free copies of these documents by contacting Wells Fargo or Wachovia, as follows:

     Wells Fargo & Company, Investor Relations, MAC A0101-025, 420 Montgomery Street, 2nd Floor, San Francisco, California 94104-1207, (415) 396-3668.

     Wachovia Corporation, Attention Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, North Carolina 28288, (704) 374-6782.

     Wells Fargo and Wachovia and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Wachovia shareholders in connection with the proposed merger. Information about Wells Fargo’s directors and executive officers and their ownership of Wells Fargo common stock is contained in the definitive proxy statement for Wells Fargo’s 2008 annual meeting of stockholders, as filed by Wells Fargo with the SEC on Schedule 14A on March 17, 2008. Information about Wachovia’s directors and executive officers and their ownership of Wachovia common stock is contained in the definitive proxy statement for Wachovia’s 2008 annual meeting of shareholders, as filed by Wachovia with the SEC on Schedule 14A on March 10, 2008. You may obtain free copies of these documents by contacting Wells Fargo or Wachovia at the contact information provided above. The proxy statement-prospectus for the proposed merger will provide more information about participants in the solicitation of proxies from Wachovia shareholders.